AMERICAN INDEPENDENCE FUNDS TRUST

335 Madison Avenue, Mezzanine

New York, NY 10017

646-747-3475

                                                                                                                        March 10, 2010

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.
Washington, DC 20549-2736

RE:       Request to Withdraw Post-Effective Amendment No. 46 filed by

            American Independence Funds Trust on behalf of the NestEgg 2050 Fund

                        SEC File Numbers: 333-124214/811-21757

Dear Mr. O’Connell:

On January 20, 2010, American Independence Funds Trust (the “Registrant”or the “Trust”) filed Post-Effective Amendment No.46 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No 42 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (Accession No. 0001324443-10-000007). Due to an error in the series and class numbers, the Registrant has decided to withdraw this Amendment. The Registrant intends to file the Amendment pursuant to Rule 485(a) under the Securities  Act and request new Series and Class identifiers.

Pursuant to Rule 477 promulgated under the Securities Act, the Registrant hereby requests the withdrawal of this Amendment.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the filing was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives a notice from the Commission that this application will not be granted.

Yours truly,

AMERICAN INDEPENDENCE FUNDS TRUST

/s/ Eric M Rubin

Eric M Rubin

President